SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No.  3)*

Corporate Resource Services, Inc.
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

22004Y 105
(CUSIP Number)

Kenneth L. Henderson, Esq.
Bryan Cave LLP
1290 Avenue of the Americas
New York, NY 10104
(212) 541-2000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 22, 2010
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box:  ☐.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act") or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only) Tri-State Employment Services, Inc. 75-3033600
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Nevada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 18,631,767 shares of Common Stock
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 18,631,767 shares of Common Stock
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,631,767 shares of Common Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 49.1%
14	TYPE OF REPORTING PERSON* CO

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only) TS Staffing Corp. 26-1689291
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Florida
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 8,589,637 shares of Common Stock
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 8,589,637 shares of Common Stock
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,589,637 shares of Common Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 22.6%
14	TYPE OF REPORTING PERSON* CO

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only) Robert Cassera
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 27,221,404 shares of Common Stock
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 27,221,404 shares of Common Stock
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 27,221,404 shares of Common Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 71.8%
14	TYPE OF REPORTING PERSON* IN

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only) John P. Messina, Sr.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* PF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 220,000 shares of Common Stock
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 220,000 shares of Common Stock
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 220,000 shares of Common Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.6%
14	TYPE OF REPORTING PERSON* IN

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only) Peter Ursino
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 30,000 shares of Common Stock
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 30,000 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 30,000 shares of Common Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.1%
14	TYPE OF REPORTING PERSON* IN

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only) Maria Ursino
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 30,000 shares of Common Stock
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 30,000 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 30,000 shares of Common Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.1%
14	TYPE OF REPORTING PERSON* IN

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only) Thomas Cassera
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 490,600 shares of Common Stock
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 490,600 shares of Common Stock
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 490,600 shares of Common Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.3%
14	TYPE OF REPORTING PERSON* IN

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only) John Trippiedi
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 12,000 shares of Common Stock
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 12,000 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,000 shares of Common Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON* IN

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only) Yolanda Trippiedi
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 12,000 shares of Common Stock
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 12,000 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,000 shares of Common Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON* IN

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only) Jay H. Schecter
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 20,000 shares of Common Stock
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 20,000 shares of Common Stock
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,000 shares of Common Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.1%
14	TYPE OF REPORTING PERSON* IN

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only) Jason Scheff
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 88,317 shares of Common Stock
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 88,317 shares of Common Stock
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 88,317 shares of Common Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.2%
14	TYPE OF REPORTING PERSON* IN

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only) Paul Capozio
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 189,611 shares of Common Stock
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 189,611 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 189,611 shares of Common Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.5%
14	TYPE OF REPORTING PERSON* IN

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only) Linda Capozio
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 189,611 shares of Common Stock
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 189,611 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 189,611 shares of Common Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.5%
14	TYPE OF REPORTING PERSON* IN

This statement constitutes Amendment No. 3 (“Amendment No. 3”) to the Statement on Schedule 13D filed with the Securities and Exchange Commission (“SEC”) on March 16, 2009 jointly by Robert Cassera, an individual (“Cassera”), John P. Messina, Sr., an individual (“Messina”), Thomas Cassera, an individual (“TC”), Peter Ursino and his wife, Maria Ursino, individuals (together “Ursino”), John Trippiedi and his wife, Yolanda Trippiedi, individuals (together “Trippiedi”), and Tri-State Employment Services, Inc., a Nevada corporation (“Tri-State”), as amended and supplemented by Amendment No. 1 to the Statement on Schedule 13D filed with the SEC on August 25, 2009 jointly by Cassera, Messina, TC, Ursino, Trippiedi, Tri-State, and Jay H. Schecter, an individual (“Schecter”), as further amended and supplemented by Amendment No. 2 to the Statement on Schedule 13D filed with the SEC on January 12, 2010 jointly by Cassera, Messina, TC, Ursino, Trippiedi, Tri-State, Schecter, Jason Scheff, an individual (“Scheff”) and Paul Capozio and his wife, Linda Capozio, individuals (together “Capozio”) in connection with the ownership of common stock, par value $0.0001 per share, of Corporate Resource Services, Inc., a Delaware corporation (“CRS”) by such persons (as so amended, the “Schedule 13D”).  Each of Cassera, Messina, TC, Ursino, Trippiedi, Tri-State, Schecter, Scheff, Capozio and TS Staffing Corp. ("TS Staffing") are referred to as a “Reporting Person” and collectively as the “Reporting Persons.”

Item 1. Security and Issuer.

Item 1 of the Schedule 13D is hereby replaced in its entirety by the following:

This Schedule 13D relates to the shares of common stock, par value $0.0001 per share of CRS (the “Common Stock”).  On February 23, 2010, CRS became the successor issuer to Accountabilities, Inc. (“Accountabilities”) pursuant to the reorganization of Accountabilities into a holding company structure, and in connection therewith, the shares of common stock, par value $0.0001 of Accountabilities were converted into shares of common stock of CRS.  The principal executive office of CRS is 160 Broadway, 11th Floor, New York, New York 10038.

Item 2.  Identity and Background.

Item 2 of the Schedule 13D is hereby amended and supplemented by adding the following:

The principal employment of Schecter is as the Chief Executive Officer of CRS.  The principal employment of Messina is as President of CRS.  In addition, each of Messrs. Schecter and Messina are executive officers of Tri-State.

TS Staffing Corp. (“TS Staffing”) is a Florida corporation.  The principal business of TS Staffing is providing permanent and temporary employment services and related support services.  The principal place of business of TS Staffing is 160 Broadway, 15th Floor, New York, New York, 10038.

Item 3.  Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby amended and supplemented by adding the following:

Pursuant to a Debt Assumption Agreement entered into by Accountabilities and Tri-State on February 22, 2010, Tri-State agreed to assume from Accountabilities the obligation to make a series of payments totaling $545,000 (the “Payment Obligations”) pursuant to a Settlement and Release Agreement entered into between Accountabilities and a third party, entered into on February 5, 2010.  In exchange for the assumption of the Payment Obligations, and Tri-State’s lead in negotiating the disputed amount owed to the third party (for which Accountabilities had an accrued liability on its books for $1.1 million), Accountabilities agreed to issue 3,666,667 shares of its common stock, which is an effective per share price of $0.30 based upon the amount of Accountabilities’ accrued liability that was eliminated as a result of the transactions.  Working capital of Tri-State has been and is intended for future payments to be used to make the Payment Obligations.

Pursuant to an Agreement and Plan of Merger (the "Merger Agreement"), dated as of August 27, 2010, by and among CRS, Tri-Overload Staffing Inc. ("Tri-Overload"), TS Staffing and Insurance Overload Acquisition Corp., CRS acquired Tri-Overload from TS Staffing for a purchase price of $6,200,000.  The purchase price was paid through the issuance of 8,589,637 shares of CRS' common stock to TS Staffing.  The number of shares issued was based upon a negotiated $0.7218 price per share for the Common Stock that was determined using historical market prices.  The foregoing description of the Merger Agreement is qualified in its entirety by reference to the Merger Agreement, which is an exhibit to this Amendment No. 3 to Schedule 13D.

Item 5.  Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and supplemented by adding the following:

(a)          The aggregate percentage of shares of Common Stock reported beneficially owned by each Reporting Person is based upon (i) 29,339,000 shares of Common Stock outstanding as of August 4, 2010, which is the total number of shares of Common Stock outstanding as reported in CRS' Form 10-Q for the three months ended June 30, 2010, plus (ii) 8,589,637 shares of Common Stock issued pursuant to the Merger Agreement described above, resulting in a total number of shares of Common Stock outstanding as of the date hereof of 37,928,637 shares of Common Stock. (1) Tri-State beneficially owns an aggregate of 18,631,767 shares of Common Stock, or 49.1% of the outstanding Common Stock; (2) TS Staffing beneficially owns an aggregate of 8,589,637 shares of Common Stock, or 22.6% of the outstanding Common Stock; (3) Cassera beneficially owns an aggregate of 27,221,404 shares of Common Stock, or 71.8% of the outstanding Common Stock, which includes the shares owned by Tri-State and TS Staffing; (4) Messina beneficially owns an aggregate of 220,000 shares of Common Stock or 0.6% of the outstanding Common Stock; (5) TC beneficially owns an aggregate of 490,600 shares of Common Stock or 1.3% of the outstanding Common Stock; (6) Ursino beneficially owns an aggregate of 30,000 shares of Common Stock or 0.1% of the outstanding Common Stock; (7) Trippiedi beneficially owns an aggregate of 12,000 shares of Common Stock or 0.0% of the outstanding Common Stock; (8) Schecter beneficially owns an aggregate of 20,000 shares of Common Stock or 0.1% of the outstanding Common Stock; (9) Scheff beneficially owns an aggregate of 88,317 shares of Common Stock or 0.2% of the outstanding Common Stock; and (10) Capozio beneficially owns an aggregate of 189,611 shares of Common Stock or 0.5% of the outstanding Common Stock.

The aggregate ownership of the Reporting Persons of shares of Common Stock is 28,256,511, and as of the date hereof, 18,631,767 of such shares of Common Stock are owned of record by Tri-State, and 8,589,637 of such shares of Common Stock are owned of record by TS Staffing, each of which corporations are wholly owned by Cassera, 220,000 of such shares of Common Stock are owned of record by Messina, 490,600 of such shares of Common Stock are owned of record by TC, 30,000 of such shares of Common Stock are owned of record by Ursino, 20,000 of such shares of Common Stock are owned of record by Schecter, 88,317 of such shares of Common Stock are owned of record by Scheff, 189,611 of such shares of Common Stock are owned of record by Capozio, 8,000 of such shares of Common Stock are owned of record by Trippiedi and 4,000 of such shares of Common Stock are owned of record by two accounts of which Trippiedi is custodian created pursuant to the Uniform Gift to Minors Act (“UGMA”) for the benefit of Trippiedi’s two children.  Cassera has the sole power to vote or direct the vote and sole power to dispose or to direct the disposition of all of the shares of Common Stock held by Tri-State and TS Staffing reported in this Schedule 13D by reason of his direct ownership and his control of Tri-State and TS Staffing.

(b)           Rows (7) through (10) of the cover pages to this Amendment No. 3 set forth (i) the number of shares of Common Stock as to which there is sole power to vote or direct the vote and/or to dispose or direct the disposition and (ii) the number of shares of Common Stock as to which there is shared power to vote or direct the vote or to dispose or direct the disposition (in each case including the number of shares of Common Stock as to which there is a right to acquire exercisable within 60 days).

(c)           The information below describes all transactions in the shares of Common Stock during the past sixty days by the Reporting Persons.  Other than the acquisition of 8,589,637 shares of the Issuer’s Common Stock by TS Staffing described in Item 3 of this Schedule 13D, all of such transactions were effected in the open market, by purchases from the Issuer or by private block purchases from existing shareholders.

Capozio
Date of Transaction	Amount of Securities Involved	Price per Share
7/9/10	4,000	$0.745
7/12/10	300	$0.70
7/27/10	3,400	$0.65

Personal funds of Capozio were used to purchase shares of Common Stock referred to in this Item 5(c).

TS Staffing
Date of Transaction	Amount of Securities Involved	Price per Share
8/27/10	8,589,637	$0.7218

The consideration for shares of Common Stock acquired by TS Staffing was TS Staffing’s interest in Tri-Overload, as disclosed in Item 3 above.

(d)           No person other than the Reporting Persons are known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of Common Stock subject to this Schedule 13D.

(e)           Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The description of the Debt Assumption Agreement and Merger Agreement set forth in Item 3 of this Schedule 13D is incorporated herein by reference.

In connection with the entry into the Merger Agreement and the consummation of the acquisition of Tri-Overload, CRS and TS Staffing entered into a Registration Rights Agreement, dated as of August 27, 2010.  Pursuant to the Registration Rights Agreement, TS Staffing has the right, subject to certain limits contained therein, to require CRS to file registration statements under the Securities Act of 1933, as amended (the “Securities Act”), for the purpose of registering all or a portion of the unregistered shares of the Common Stock held by TS Staffing, or to elect to have its unregistered shares of the Common Stock included in a Securities Act registration statement that CRS intends to file for the registration of Common Stock for sale to the public.

Item 7. Material to be Filed as Exhibits.

Exhibit 1 –  Joint Filing Agreement

Exhibit 2 – Debt Assumption Agreement, dated as of February 22, 2010, between Accountabilities, Inc. and Tri-State (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K of Accountabilities, Inc. as filed with the Securities and Exchange Commission on February 24, 2010)

Exhibit 3 – Agreement and Plan of Merger, dated as of August 27, 2010, by and among TS Staffing Corp., Tri-Overload Staffing Inc., Corporate Resource Services, Inc. and Insurance Overload Acquisition Corp. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K of CRS as filed with the Securities and Exchange Commission on September 1, 2010)

Exhibit 4 - Registration Rights Agreement, dated as of August 27, 2010, by and between Corporate Resource Services, Inc. and TS Staffing Corp. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K of CRS as filed with the Securities and Exchange Commission on September 1, 2010)

Exhibit 5 - Power of Attorney of Robert Cassera

Exhibit 6 – Power of Attorney of Peter Ursino

Exhibit 7 – Power of Attorney of Maria Ursino

Exhibit 8 – Power of Attorney of Thomas Cassera

Exhibit 9 – Power of Attorney of John Trippiedi

Exhibit 10 – Power of Attorney of Yolanda Trippiedi

Exhibit 11 – Power of Attorney of Jason Scheff

Exhibit 12 – Power of Attorney of Paul Capozio

Exhibit 13 – Power of Attorney of Linda Capozio

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:	September 16, 2010

TRI-STATE EMPLOYMENT SERVICES, INC.

By:	/s/ Robert Cassera
Name: Robert Cassera
Title: President

TS STAFFING CORP.

By:	/s/ Robert Cassera
Name: Robert Cassera
Title: President

/s/ Robert Cassera
Robert Cassera

/s/ John P. Messina, Sr.
John P. Messina, Sr.

/s/ Thomas Cassera
Thomas Cassera

/s/ Peter Ursino
Peter Ursino

/s/ Maria Ursino
Maria Ursino

/s/ John Trippiedi
John Trippiedi

/s/ Yolanda Trippiedi
Yolanda Trippiedi

/s/ Jay H. Schecter
Jay H. Schecter

/s/ Jason Scheff
Jason Scheff

/s/ Paul Capozio
Paul Capozio

/s/ Linda Capozio
Linda Capozio

Exhibit 1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the common stock of Corporate Resource Services, Inc. and further agree that this Joint Filing Agreement shall be included as an exhibit to such joint filings.

The undersigned further agree that each party hereto is responsible for the timely filing of such Schedule 13D and any amendments thereto, and for the completeness and accuracy of the information concerning such party contained therein; provided, however, that no party is responsible for the completeness or accuracy of the information concerning any other party making the filing, unless such party knows or has reason to believe that such information is inaccurate.

IN WITNESS WHEREOF, the parties have executed this Joint Filing Agreement on September 16, 2010

TRI-STATE EMPLOYMENT SERVICES, INC.

By:	/s/ Robert Cassera
Name: Robert Cassera
Title: President

TS STAFFING CORP.

By:	/s/ Robert Cassera
Name: Robert Cassera
Title: President

/s/ Robert Cassera
Robert Cassera

/s/ John P. Messina, Sr.
John P. Messina, Sr.

/s/ Thomas Cassera
Thomas Cassera

/s/ Peter Ursino
Peter Ursino

/s/ Maria Ursino
Maria Ursino

/s/ John Trippiedi
John Trippiedi

/s/ Yolanda Trippiedi
Yolanda Trippiedi

/s/ Jay H. Schecter
Jay H. Schecter

/s/ Jason Scheff
Jason Scheff

/s/ Paul Capozio
Paul Capozio

/s/ Linda Capozio
Linda Capozio

EXHIBIT 5

POWER OF ATTORNEY

ROBERT CASSERA

KNOW ALL MEN BY THESE PRESENTS that the undersigned hereby constitutes and appoints Jay H. Schecter and John P. Messina, Sr., and each of them, either of whom may act without joinder of the other, his true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him and in his name, place, and stead, in any and all capacities, to sign and file one or more Schedules 13D, and amendments thereto, reporting on the undersigned’s beneficial ownership of securities of Corporate Resource Services, Inc. (“CRS”), pursuant to Section 13 of the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder, granting unto such attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as he might or could do, hereby ratifying and confirming all that said attorneys-in-fact and agents, and each of them, or the substitute or substitutes of either of them, may lawfully do or cause to be done by virtue hereof.

This Power of Attorney shall remain in full force and effect until the undersigned is no longer required to file Schedule 13D with respect to the undersigned’s holdings of and transactions in securities issued by CRS, unless earlier revoked by the undersigned in a signed writing delivered to the foregoing attorneys-in-fact.

Dated: September 16, 2010

/s/ Robert Cassera

ROBERT CASSERA

EXHIBIT 6

POWER OF ATTORNEY

PETER URSINO

KNOW ALL MEN BY THESE PRESENTS that the undersigned hereby constitutes and appoints Jay H. Schecter and John P. Messina, Sr., and each of them, either of whom may act without joinder of the other, his true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him and in his name, place, and stead, in any and all capacities, to sign and file one or more Schedules 13D, and amendments thereto, reporting on the undersigned’s beneficial ownership of securities of Corporate Resource Services, Inc. (“CRS”), pursuant to Section 13 of the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder, granting unto such attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as he might or could do, hereby ratifying and confirming all that said attorneys-in-fact and agents, and each of them, or the substitute or substitutes of either of them, may lawfully do or cause to be done by virtue hereof.

This Power of Attorney shall remain in full force and effect until the undersigned is no longer required to file Schedule 13D with respect to the undersigned’s holdings of and transactions in securities issued by CRS, unless earlier revoked by the undersigned in a signed writing delivered to the foregoing attorneys-in-fact.

Dated: September 16, 2010

/s/ Peter Ursino

PETER URSINO

EXHIBIT 7

POWER OF ATTORNEY

MARIA URSINO

KNOW ALL MEN BY THESE PRESENTS that the undersigned hereby constitutes and appoints Jay H. Schecter and John P. Messina, Sr., and each of them, either of whom may act without joinder of the other, his true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him and in his name, place, and stead, in any and all capacities, to sign and file one or more Schedules 13D, and amendments thereto, reporting on the undersigned’s beneficial ownership of securities of Corporate Resource Services, Inc. (“CRS”), pursuant to Section 13 of the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder, granting unto such attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as he might or could do, hereby ratifying and confirming all that said attorneys-in-fact and agents, and each of them, or the substitute or substitutes of either of them, may lawfully do or cause to be done by virtue hereof.

This Power of Attorney shall remain in full force and effect until the undersigned is no longer required to file Schedule 13D with respect to the undersigned’s holdings of and transactions in securities issued by CRS, unless earlier revoked by the undersigned in a signed writing delivered to the foregoing attorneys-in-fact.

Dated: September 16, 2010

/s/ Maria Ursino

MARIA URSINO

EXHIBIT 8

POWER OF ATTORNEY

THOMAS CASSERA

KNOW ALL MEN BY THESE PRESENTS that the undersigned hereby constitutes and appoints Jay H. Schecter and John P. Messina, Sr., and each of them, either of whom may act without joinder of the other, his true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him and in his name, place, and stead, in any and all capacities, to sign and file one or more Schedules 13D, and amendments thereto, reporting on the undersigned’s beneficial ownership of securities of Corporate Resource Services, Inc. (“CRS”), pursuant to Section 13 of the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder, granting unto such attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as he might or could do, hereby ratifying and confirming all that said attorneys-in-fact and agents, and each of them, or the substitute or substitutes of either of them, may lawfully do or cause to be done by virtue hereof.

This Power of Attorney shall remain in full force and effect until the undersigned is no longer required to file Schedule 13D with respect to the undersigned’s holdings of and transactions in securities issued by CRS, unless earlier revoked by the undersigned in a signed writing delivered to the foregoing attorneys-in-fact.

Dated: September 16, 2010

/s/ Thomas Cassera

THOMAS CASSERA

EXHIBIT 9

POWER OF ATTORNEY

JOHN TRIPPIEDI

KNOW ALL MEN BY THESE PRESENTS that the undersigned hereby constitutes and appoints Jay H. Schecter and John P. Messina, Sr., and each of them, either of whom may act without joinder of the other, his true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him and in his name, place, and stead, in any and all capacities, to sign and file one or more Schedules 13D, and amendments thereto, reporting on the undersigned’s beneficial ownership of securities of Corporate Resource Services, Inc. (“CRS”), pursuant to Section 13 of the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder, granting unto such attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as he might or could do, hereby ratifying and confirming all that said attorneys-in-fact and agents, and each of them, or the substitute or substitutes of either of them, may lawfully do or cause to be done by virtue hereof.

This Power of Attorney shall remain in full force and effect until the undersigned is no longer required to file Schedule 13D with respect to the undersigned’s holdings of and transactions in securities issued by CRS, unless earlier revoked by the undersigned in a signed writing delivered to the foregoing attorneys-in-fact.

Dated: September 16, 2010

/s/ John Trippiedi

JOHN TRIPPIEDI

EXHIBIT 10

POWER OF ATTORNEY

YOLANDA TRIPPIEDI

KNOW ALL MEN BY THESE PRESENTS that the undersigned hereby constitutes and appoints Jay H. Schecter and John P. Messina, Sr., and each of them, either of whom may act without joinder of the other, his true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him and in his name, place, and stead, in any and all capacities, to sign and file one or more Schedules 13D, and amendments thereto, reporting on the undersigned’s beneficial ownership of securities of Corporate Resource Services, Inc. (“CRS”), pursuant to Section 13 of the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder, granting unto such attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as he might or could do, hereby ratifying and confirming all that said attorneys-in-fact and agents, and each of them, or the substitute or substitutes of either of them, may lawfully do or cause to be done by virtue hereof.

This Power of Attorney shall remain in full force and effect until the undersigned is no longer required to file Schedule 13D with respect to the undersigned’s holdings of and transactions in securities issued by CRS, unless earlier revoked by the undersigned in a signed writing delivered to the foregoing attorneys-in-fact.

Dated: September 16, 2010

/s/ Yolanda Trippiedi

YOLANDA TRIPPIEDI

EXHIBIT 11

POWER OF ATTORNEY

JASON SCHEFF

KNOW ALL MEN BY THESE PRESENTS that the undersigned hereby constitutes and appoints Jay H. Schecter and John P. Messina, Sr., and each of them, either of whom may act without joinder of the other, his true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him and in his name, place, and stead, in any and all capacities, to sign and file one or more Schedules 13D, and amendments thereto, reporting on the undersigned’s beneficial ownership of securities of Corporate Resource Services, Inc. (“CRS”), pursuant to Section 13 of the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder, granting unto such attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as he might or could do, hereby ratifying and confirming all that said attorneys-in-fact and agents, and each of them, or the substitute or substitutes of either of them, may lawfully do or cause to be done by virtue hereof.

This Power of Attorney shall remain in full force and effect until the undersigned is no longer required to file Schedule 13D with respect to the undersigned’s holdings of and transactions in securities issued by CRS, unless earlier revoked by the undersigned in a signed writing delivered to the foregoing attorneys-in-fact.

Dated: September 16, 2010

/s/ Jason Scheff

JASON SCHEFF

EXHIBIT 12

POWER OF ATTORNEY

PAUL CAPOZIO

KNOW ALL MEN BY THESE PRESENTS that the undersigned hereby constitutes and appoints Jay H. Schecter and John P. Messina, Sr., and each of them, either of whom may act without joinder of the other, his true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him and in his name, place, and stead, in any and all capacities, to sign and file one or more Schedules 13D, and amendments thereto, reporting on the undersigned’s beneficial ownership of securities of Corporate Resource Services, Inc. (“CRS”), pursuant to Section 13 of the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder, granting unto such attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as he might or could do, hereby ratifying and confirming all that said attorneys-in-fact and agents, and each of them, or the substitute or substitutes of either of them, may lawfully do or cause to be done by virtue hereof.

This Power of Attorney shall remain in full force and effect until the undersigned is no longer required to file Schedule 13D with respect to the undersigned’s holdings of and transactions in securities issued by CRS, unless earlier revoked by the undersigned in a signed writing delivered to the foregoing attorneys-in-fact.

Dated: September 16, 2010

/s/ Paul Capozio

PAUL CAPOZIO

EXHIBIT 13

POWER OF ATTORNEY

LINDA CAPOZIO

KNOW ALL MEN BY THESE PRESENTS that the undersigned hereby constitutes and appoints Jay H. Schecter and John P. Messina, Sr., and each of them, either of whom may act without joinder of the other, his true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him and in his name, place, and stead, in any and all capacities, to sign and file one or more Schedules 13D, and amendments thereto, reporting on the undersigned’s beneficial ownership of securities of Corporate Resource Services, Inc. (“CRS”), pursuant to Section 13 of the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder, granting unto such attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as he might or could do, hereby ratifying and confirming all that said attorneys-in-fact and agents, and each of them, or the substitute or substitutes of either of them, may lawfully do or cause to be done by virtue hereof.

This Power of Attorney shall remain in full force and effect until the undersigned is no longer required to file Schedule 13D with respect to the undersigned’s holdings of and transactions in securities issued by CRS, unless earlier revoked by the undersigned in a signed writing delivered to the foregoing attorneys-in-fact.

Dated: September 16, 2010

/s/ Linda Capozio

LINDA CAPOZIO